The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

February 14, 2007

Office of International Corporate l
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning establishment of a subsidiary for issuance of Non-dilutive Preferred Securities</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on February 14, 2007, by The Sumitomo Trust and Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of a subsidiary for the issuance of the "Non-dilutive Preferred Securities."

February 14, 2007

Company name:	The Sumitomo Trust and Banking Co., Ltd.
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Establishment of a subsidiary for issuance of Non-dilutive Preferred Securities

The Sumitomo Trust and Banking Co., Ltd. ("Company") hereby announces that the Company held a meeting of its Board of Directors on February 14, 2007 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "STB Preferred Capital 3 (Cayman) Limited" for issuance of preferred securities ("Non-dilutive Preferred Securities.")

The general terms of the Non-dilutive Preferred Securities are as described below and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

(1) Issuer
STB Preferred Capital 3 (Cayman) Limited
(a special purpose company to be newly established under the laws of the Cayman Islands and to be wholly owned by the Company)

(2) Type of security
Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into Company's common share is granted)

(3) Issue Amount
50 billion Japanese Yen (plan)

(4) Issue Date

At the beginning of March, 2007 (plan)

(5) Dividend Rate

To be determined

(6) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base.

(7) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of the Company, senior to the Company's common shares, and effectively *pari passu* with the Company's preferred shares.

(8) Method of offering

Private placement

(Daiwa Securities SMBC Co. Ltd. and JPMorgan Securities Japan Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors, etc.)

Note: The issuance is subject to valid notification and approvals based on applicable laws and regulations.

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust and Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

END